FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 16, 2008

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   October 16, 2008

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

FOR IMMEDIATE RELEASE

Norsat Establishes New WiMAX Business Unit

Vancouver, Canada – October 16th, 2008 – Norsat International Inc. (“Norsat”) (TSX – NII.TO; OTC BB – NSATF.OB), a leading provider of intelligent satellite solutions, announced today that it has established a WiMAX business unit to pursue satellite-enabled WiMAX opportunities in emerging markets throughout Asia, Africa and South America.

Satellite technology is critical to reliably and cost-efficiently expanding the coverage reach of WiMAX networks in areas where traditional terrestrial networks are not a feasible option, as it can effectively link remotely-located WiMAX base stations to a centralized switching infrastructure. With an increasing number of WiMAX deployments in rural regions, there is an emerging demand for satellite-enabled networks. Norsat’s satellite systems technology leadership and network design expertise enables the company to provide the optimal satellite backhaul solution in a hybrid WiMAX-satellite communication network.

“Satellite-enabled WiMAX is a strategic extension of our core capabilities,” said Dr. Amiee Chan, president and CEO, Norsat International Inc. “As a leading provider of portable satellite systems and network design services, we are a key enabler of deployments in remote areas. We believe by capitalizing on our understanding of satellite capacity optimization, remote satellite communication management and network engineering, and partnering with players in the WiMAX space, we will be well positioned to establish a strong foothold in this burgeoning market.”

Norsat plans to leverage its satellite communication expertise and work with telecommunications operators and other technology partners to provide end-to-end satellite-enabled WiMAX network solutions for wireless broadband access and voice, data and video communication services. These solutions are expected to include: base stations, voice, data and video content servers, operations support systems, satellite backhaul solutions and satellite capacity.

“Approximately 3 billion people now use mobile phones, but only 400 million have a high speed internet connection,” Dr. Chan added. “We are seeing an increasing number of mobile phone, PDA and laptop users accessing the Internet over satellite-based WiMAX connections, especially in emerging markets. We believe the launch of this business unit will introduce new revenue streams, help drive our push into the commercial market segment and further extend our global reach.”

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. The company’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Monte Carlo, Monaco; Rome, Italy; and Daejeon, South Korea. Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Kristen Dickson

President and CEO

The Equicom Group

Tel: 604 821-2808

Investor Relations

Email: achan@norsat.com

Tel: 416-815-0700 x 273

Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the three months ended June 30th, 2008, and the Management Discussion and Analysis for the three months ended June 30th, 2008. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

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